Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

March 19, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN FILES UPDATED
NI 43-101 TECHNICAL REPORT
FOR OJVG GOLD PROJECT

Vancouver, B.C. – Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group (“OJVG”), announces that the updated NI 43-101 Technical Report for the CIL Feasibility Study (“FS”) prepared by SRK Consulting (Canada) Inc. (“SRK”) has been filed on SEDAR www.sedar.com and is also available on Oromin’s website at www.oromin.com. A subsequent filing of the heap leach Preliminary Economic Assessment update report is anticipated shortly.

The positive results of the FS update for the OJVG Gold Project in Senegal, West Africa were previously announced in Oromin’s news release of January 31, 2013 and are summarized below. All figures are in US Dollars.

CIL FS Update - Highlights

  Net present value (“NPV”) pre-tax of $740 million and after-tax of $558 million at a 5% discount rate and evaluation price of $1550 per ounce of gold, generating an after-tax internal rate of return (“IRR”) of 27.7% with a 23 month payback

  Average annual gold production for first three years of full production at 182,000 payable ounces per year at a $489 operating cash cost per ounce

  Average annual life of mine (“LOM”) gold production of 144,000 ounces per full milling year at an LOM operating cash cost of $654 per ounce

  Open pit and underground gold mining complex with a current mine life of 17 years

  Probable mineral reserves increase by 64% to 2.335 million ounces of contained gold (refer to Appendix) since the 2010 FS - the OJVG Gold Project now hosts the largest gold reserve in Senegal

  Average, predicted LOM gold recovery of 90.8%

  Estimated start-up capital cost of $ 297.1 million, including $ 27.9 million contingency

Oromin believes that the Project’s strong reserve base and robust economics coupled with the granting of a 15 year renewable mining licence, receipt of the Government of Senegal approved Environmental and Social Impact Assessment (ESIA) and the formation of a Senegalese operating company (Somigol) paves the way for the development of Senegal’s next gold mine.

Optimization towards further enhancing Project economics is ongoing, including studying the mine production schedule with elevated cut-off strategies to create low-grade stockpiles, as well as possible mill capacity expansion. It is Oromin’s view that with all deposits remaining open to expansion, along with the potential for upgrading of the Project’s remaining indicated and inferred resources (set out in Appendix), future plant expansion and increased annual gold production may be realized.

Oromin is continuing to work with its OJVG partners and its financial advisor, RBC Capital Markets, to access development, financing and strategic alternatives towards maximizing Project value.

Authors / Qualified Persons

The technical report for the FS update for the OJVG Gold Project in Senegal is titled “OJVG Golouma Gold Project Updated FS Technical Report” and was prepared by SRK under the direction of Dr. Wayne Barnett, Pr. Sci. Nat. Douglas Turnbull, P. Geo., Oromin’s designated Qualified Person for this news release has reviewed and validated that the information in this release is consistent with the information presented in SRK’s technical report.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President and CEO

[Readers are referred to the Cautionary Statements on the following page]

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release has as its principal subject a feasibility study update as at today’s date prepared by our independent consultants. In addition, this release provides certain comparisons to a prior feasibility study as at July 2010, as filed on SEDAR July 15, 2010 (the “2010 Feasibility Study”). It is emphasized to readers that any feasibility study is based upon assumptions about such factors as extent and continuity of mineralization, rock density, and variation between predicted and actual deposit shapes. In addition any feasibility study is based upon assumptions about such factors as availability of capital for development, commencement of construction, capital costs, ore grade, anticipated gold production, gold recovery, cash operating costs and other costs, expected mine life, projected internal rate of return, projected payback period, sensitivity to metal prices and other sensitivities, and assumptions underlying any financial analysis. Statements based on such assumptions may be viewed as forward-looking statements.
Any company contemplating the development of a mineral resource is subject to such risks and uncertainties as commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, market competition, ongoing relations with employees and impacted communities, general economic conditions and other risks involved in the mineral exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s Annual Information Form filed on SEDAR May 29, 2012. Statements based on such assumptions may be viewed as forward-looking statements.
The operating and capital costs in the 2013 Feasibility Study which is the principal subject of this news release were developed to be reasonable estimates within industry benchmarks. The 2013 Feasibility Study uses estimates of gold prices in line with norms currently used in our industry. There is no certainty that the results of the 2013 Feasibility Study will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the 2013 Feasibility Study materialize, or should the assumptions underlying the 2013 Feasibility Study prove incorrect, actual results of the 2013 Feasibility Study may vary materially from those anticipated, believed, estimated or expected. Statements based on such assumptions may be viewed as forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA. The SEC, normally, only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade, without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Appendix

Mineral Resource Table – September 2012
Deposit Type	Category	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (oz)
Golouma Deposits	Indicated Inferred	13,685 5,455	3.18 3.43	1,400,000 601,000
Masato Deposit	Indicated Inferred	44,970 3,527	1.34 1.13	1,933,000 128,000
Sub-Total	Indicated Inferred	58,655 8,982	1.77 2.52	3,333,000 728,000
Heap Leach Deposits	Indicated Inferred	16,551 8,346	0.84 0.87	445,000 234,000
Total	Indicated Inferred	75,206 17,329	1.56 1.73	3,778,000 963,000

Mineral Reserve Table – January 2013
Deposit Type	Category	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (oz)
Golouma Deposits	Probable OP1 Probable UG2 Probable Sub-Total	2,902 6,122 9,024	2.38 4.52 3.83	222,000 890,000 1,112,000
Masato Deposit	Probable OP1	18,987	2.00	1,223,000
Total Probable		28,011	2.59	2,335,000

1 Open Pit
2 Underground